PASW, INC.
9453 Alcosta Boulevard
San Ramon, CA 94583-3929
(925) 828-0934

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

June 22, 2007

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share (“Common Stock”), of PASW, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited.  You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

On June 12, 2007, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with VirnetX, Inc., a privately-held Delaware corporation (“VirnetX”), which contemplates a change in control of the Company (the “Merger”), and pursuant to which, among other things, our wholly-owned subsidiary, VirnetX Acquisition, Inc. will be merged with and into VirnetX, with the surviving corporation, VirnetX, becoming our wholly-owned subsidiary.  In connection with the Merger, we will issue to all holders of VirnetX capital stock (other than those VirnetX stockholders who elect to exercise their dissenters’ rights under the provisions of the Delaware General Corporation Law (“Dissenting Stockholders”)), shares of our Common Stock in exchange for their shares of VirnetX capital stock.  In addition, we also will issue additional shares of our Common Stock in exchange for a total of $4,500,000 of VirnetX convertible debt that is outstanding immediately prior to the consummation of the Merger (the “Convertible Debt”).  Furthermore, we will issue options and warrants to purchase shares of our Common Stock in exchange for similar options and warrants of VirnetX that are issued and outstanding (or committed to be issued) immediately prior to the consummation of the Merger.  Assuming that there are no Dissenting Stockholders, the existing securityholders of VirnetX will own shares of our Common Stock and options or warrants to purchase shares of our Common Stock, collectively constituting approximately 95% of our issued and outstanding capital stock (assuming the exercise of all outstanding options, warrants and other rights to purchase shares of Common Stock) immediately after the consummation of the Merger.

Upon the consummation of the Merger we will experience a change in control, will cease being a shell company and VirnetX will become our wholly-owned subsidiary.

Additionally, in connection with the Merger, under the terms of the Merger Agreement we will experience a change in a majority of our Board of Directors.

Please read this Information Statement carefully. It describes the terms of the Merger and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.  The terms of the Merger and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change.  Upon the Consummation of the Merger, we expect to file a Current Report on Form 8-K.  The description of the Merger and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K.  All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Merger, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Merger not to be consummated or may cause the actual terms, consequences of the Merger and related events and transactions to be materially different from those in the descriptions in this Information Statement, we are unable to perform our closing obligations with respect to the Merger, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, the Risk Factors set forth in our Form 10-KSB filed with the Securities and Exchange (“SEC”) Commission on April 2, 2007 which are incorporated herein by reference, and similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Merger.  Accordingly, the closing of the Merger and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first delivered to the Company’s stockholders of record on or about June 22, 2007.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

On June 12, 2007, we entered into the Merger Agreement with VirnetX, the terms of which provide for a change in control of the Company (which we refer to above and throughout this Information Statement as the “Merger”).  As part of the Merger, we have entered into a Merger Agreement with VirnetX, pursuant to which, among other things, our wholly-owned subsidiary, VirnetX Acquisition, Inc. will be merged with and into VirnetX, with VirnetX becoming our wholly-owned subsidiary thereafter.  Additionally, the securityholders of VirnetX collectively will exchange their (i) shares of capital stock and the Convertible Debt for shares of our Common Stock; (ii) options to purchase shares of capital stock of VirnetX (each a “VirnetX Option”) for similar options to purchase shares of our Common Stock and (iii) warrant rights for a warrant to purchase shares of our Common Stock (the “Warrant Rights”).  Assuming that none of the VirnetX stockholders exercise their dissenters’ rights, the existing securityholders of VirnetX will own shares of our Common Stock and options or warrants to purchase shares of our Common Stock, collectively constituting approximately 95% of our issued and outstanding capital stock (assuming the exercise of all outstanding options) immediately after the consummation of the Merger.

More specifically, upon the consummation of the Merger:

●

in exchange for each share of common stock, par value $.0001 per share of VirnetX (“VirnetX Common Stock”) outstanding as of immediately prior to the consummation of the Merger we will issue to such VirnetX stockholders (other than any Dissenting Stockholders) approximately 12.45479 shares of our Common Stock, for an aggregate of approximately 70,481,648 shares of our Common Stock;

●

upon conversion of and in exchange for each $1.00 of principal amount of  Convertible Debt outstanding as of immediately prior to the consummation of the Merger we will issue to such Convertible Debt holders 4 shares of our Common Stock, for an aggregate of 18,000,000 shares of our Common Stock;

●

in exchange for each VirnetX Option outstanding as of immediately prior to the consummation of the Merger we will issue to such VirnetX Option holders an option to purchase 12.45479 shares of our Common Stock, for options exercisable for an aggregate of 8,469,256 shares of our Common Stock, at a per share exercise price equal to the exercise price applicable to each such VirnetX Option divided by 12.45479, and upon such other terms and conditions provided with respect to such VirnetX Option (except that 3,113,697 of the 8,469,256 options to be granted will be granted after the closing in connection with a new hire and the exercise price of these new hire options will be the fair market value of the PASW shares at the time of grant); and

●

we will issue a warrant to purchase 800,000 shares of our common stock to MDB Capital Group, Incorporated (“MDB”) pursuant to an Advisory Services Agreement between MDB and VirnetX, as amended to date, with an exercise price of $0.25 per share.

As a requirement of the Merger, immediately after the consummation thereof, our Board of Directors will consist of solely of five members appointed by VirnetX.  As such, our current directors, Glenn P. Russell, Wayne T. Grau and William E. Sliney, will resign from our Board of Directors after appointing the VirnetX nominees to fill vacancies.  This would result in a change in a majority of our Board of Directors.  Additionally, each such person, except for Mr. Sliney, will resign from all other positions he holds with the Company.  Mr. Sliney will resign from all positions other than Chief Financial Officer, and will continue to serve as our Chief Financial Officer until his service is terminated by the Company or he resigns.

Upon the consummation of the Merger, we will experience a change in control, will cease being a shell company and VirnetX will become our wholly-owned subsidiary.

VOTING SECURITIES

As of June 20, 2007, we had 4,997,400 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of May 31, 2007

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o PASW, Inc., 9453 Alcosta Boulevard, San Ramon, CA  94583-3929.

The following information is presented as of June 20, 2007.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Glenn P. Russell (3)	Common Stock	3,000,000	60%
Wayne T. Grau	Common Stock	---	---
William E. Sliney	Common Stock	500	*
All directors and executive officers as a group (3 persons)	Common Stock	3,000,500	60%

______________________________________________
* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options anticipated to be exercisable or convertible at or within 60 days of June 20, 2007 are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

(2)

Based upon 4,997,400 shares of Common Stock issued and outstanding as of June 20, 2007.

(3)

Reflects 3,000,000 shares of Common Stock owned by the Russell Trust dated June 23, 1999, of which Mr. Russell and his wife are the trustees.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of our Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o PASW, Inc., 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA  95066.

The following information is presented on a forward-looking basis assuming the consummation of the Merger on the terms set forth in the Merger Agreement.  Solely for purposes of calculating the number of shares exercisable within 60 days of consummation of the Merger, we have assumed that the Merger will become effective on July 3, 2007.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned(1)		Anticipated Percent of Class (2)
Anticipated 5% or Greater Stockholders:
Gregory H. Bailey 4 A Chesham Street London, England SW1X 8DT	Common Stock	7,921,969		8.463%
Kendall Larsen	Common Stock	25,034,125	(3)	26.745%
Robert M. Levande 8 East 67 Street New York, NY 10021	Common Stock	7,024,501	(4)	7.505%
Blue Screen LLC 7663 Fisher Island Drive Miami, FL 33109	Common Stock	5,365,391		5.740%
MDB Capital Group LLC 420 Wilshire Blvd., #1020 Santa Monica, CA 90401	Common Stock	10,763,831	(5)	11.515%
San Gabriel Fund 4 Richland Place Pasadena, CA 91103	Common Stock	16,000,000		17.116%
Anticipated Directors and Named Executive Officers:
Kendall Larsen	Common Stock	25,034,125	(3)	26.745%
Edmund C. Munger	Common Stock	1,043,293	(6)	1.106%
William E. Sliney	Common Stock	0		0%
Thomas M. O’Brien	Common Stock	0		0%

Michael F. Angelo	Common Stock	124,548		0.133%
Scott C. Taylor	Common Stock	0		0%
All anticipated directors and executive officers as a group (6 persons):	Common Stock	26,201,966	(3)(6)	27.984%

(1) Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Merger are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2) Based upon 93,479,048 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Merger.

(3) Includes 124,548 shares issuable pursuant to options exercisable within 60 days of the consummation, if any, of the Merger.

(4) Includes 622,739 shares held by the Arthur Brown Trust FBO Carolyn Brown Levande.

(5) Includes 800,000 shares issuable pursuant to warrants exercisable within 60 days of the consummation, if any, of the Merger.

(6) Includes 843,293 shares issuable pursuant to options exercisable within 60 days of the consummation, if any, of the Merger.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth the respective names, ages and positions of our current directors and executive officers.  Except for William E. Sliney, who will remain the Chief Financial Officer of the Company, but who will resign as a director of the Company, all of the directors and officers identified below will resign immediately after the consummation of the Merger and be replaced by the persons set forth in the Section entitled New Directors and Executive Officers.

Name	Age	Anticipated Position
Glenn P. Russell	52	Chairman and Chief Executive Officer
William E. Sliney	68	President, Chief Financial Officer, Secretary and Director
Wayne T. Grau	58	Director

Glenn P. Russell.  Mr. Russell has served as our Chairman and Chief Executive Officer since August 2001.  Prior to that he served as our Chairman from 1992 to October 2000.  Mr. Russell also served as our President and Chief Executive Officer from 1992 to 1999.  Mr. Russell is also currently an officer and director of Luke Systems International, a distributor of electronic components.  Luke Systems International is controlled by Mr. Russell’s spouse.  Before 1992 Mr. Russell held various sales and marketing positions with IBM, Unisys and Network Research Corporation, a predecessor of the Company.  Mr. Russell was educated in the United Kingdom.

William E. Sliney.  Mr. Sliney has served as our President since August 2001, Chief Financial Officer since April 1999 and Secretary since December 2001.  He also served as Chairman from October 2000 to August 2001 and has been a member of our Board of Directors since October 2000.  He was also a director of Enterra Energy Trust from January 2002 to March 2006.  Before joining us, Mr. Sliney was the Chief Financial Officer of Legacy Software Inc. from 1995 to 1998.  From 1993 to 1994, Mr. Sliney was Chief Executive Officer of Gumps. Mr. Sliney received his masters in business administration from the Anderson School at UCLA.

Wayne T. Grau.  Mr. Grau has served as a director since January 1999.  Mr. Grau was the President and Chief Executive Officer of Fielding Electric, Inc. from 1981 to 2000.  Mr. Grau has been retired for more than five years.  Mr. Grau also is currently a member of the Los Angeles Chapter membership committee of the National Electrical Contractors Association, a trustee for the Joint Apprenticeship Training Committee and a trustee for the Los Angeles Electrical Training Trust.

New Directors and Executive Officers

Upon the consummation of the Merger, we will make the following changes to our Board of Directors and executive officers:

●

immediately after the consummation of the Merger, we will increase the size of our Board of Directors from three to five, and the current directors would concurrently resign and elect Kendall Larsen, Edmund C. Munger, Thomas M. O’Brien, Michael F. Angelo and Scott C. Taylor to fill the resulting five vacancies, three of which directors will be non-employee directors;

●

Mr. Russell also will resign as Chairman and Chief Executive Officer and Mr. Sliney will resign as President and Secretary, but will continue to serve as Chief Financial Officer; and

●

our Board of Directors would appoint all of the current executive officers of VirnetX to serve in the same positions with the Company.

The following table sets forth the respective names, ages and positions of our anticipated directors, executive officers and key employees on a forward-looking basis assuming the Merger is consummated.  All of the directors identified below will be elected to the Board of Directors immediately after the consummation of the Merger and their terms would run until our annual meeting of stockholders in 2008.

NAME	AGE	POSITION
Executive Officers and Directors
Kendall Larsen	50	President, Chief Executive Officer and Director
Edmund C. Munger	63	Director
Scott C. Taylor	43	Director
Michael F. Angelo	47	Director
Thomas M. O’Brien	41	Director
William E. Sliney	68	Chief Financial Officer (Interim)

Executive Officers and Directors

Kendall Larsen (President, CEO and Director)

It is anticipated that Mr. Larsen will become the President, Chief Executive Officer and a director of the Company shortly after the Merger.  He has served in those same positions with VirnetX since its inception in August 2005.  From April 2003 to July 2005, Mr. Larsen focused on pre-incorporation activities related to VirnetX.  From April 2002 to April 2003, Mr. Larsen was a Limited Partner, a partner in a venture who has no management authority and whose liability is restricted to the amount of his or her investment, at Osprey Ventures, L.P., a venture fund that makes investments primarily in business and consumer technology companies.  From October 2000 to April 2002, he was Senior Vice President and General Manager of the Security Products Division of Phoenix Technologies Ltd., a software and firmware developer.  Prior to March 2003, and for a period of over 20 years, Mr. Larsen has held senior executive positions at various leading technology companies, including RSA Security, Inc., Xerox Corporation, Rolm/International Business Machines Corporation, Novell, Inc., General Magic, Inc., and Ramp Networks.  Mr. Larsen holds a B.S. in Economics from the University of Utah.

Edmund C. Munger (Director)

It is anticipated that Mr. Munger will become a director of the Company shortly after the Merger.  He has been the Chief Technology Officer of VirnetX since July 2006.  From July 1987 to June 2006, Mr. Munger held various positions including Associate Division Manager, Division Manager, Chief System Architect and Assistant Vice President at Science Applications International Corporation (“SAIC”) (NYSE: SAI), a leading provider of services and solutions to all branches of the U.S. military, agencies of the Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, as well as to customers in selected commercial markets.  Mr. Munger is named as a co-inventor on all patents in the VirnetX patent portfolio.  Mr. Munger received a M.S. in Naval Architecture and Marine Engineering from MIT and a B.S. in Naval Science from the United States Naval Academy.

Thomas M. O’Brien (Director)

It is anticipated that Mr. O’Brien will become a director of the Company shortly after the Merger.  He has been Senior Vice President of Reit Management & Research LLC, an institutional manager of real estate, public real estate investment trusts (“REITs”) and other public companies, since May 2006 and served as a Vice President of that company from May 1996 to April 2006.  During the last five years, Mr. O’Brien has held various positions with public entities managed by Reit Management or its affiliates, including serving as: (i) Chief Executive Officer and President of TravelCenters of America LLC (AMEX:  TA), since February 2007 and a Managing Director since October 2006; (ii) Chief Executive Officer and President of RMR Funds, a conglomerate of publicly traded closed-end investment management companies which invest in equity and fixed income securities in the U.S. and international real estate, hospitality and finance sectors, from 2003 to May 2007; and (iii) Executive Vice President of Hospitality Properties Trust (NYSE: HPT), a REIT that invests in hotels and travel centers, from 2002 to 2003 and Chief Financial Officer from 1996 to 2002.  From 1988 to 1996, Mr. O’Brien was a senior manager with Arthur Andersen LLP where he served a number of public company clients.  Mr. O’Brien graduated cum laude from the University of Pennsylvania, Wharton School of Business, with a B.S. in Economics.

Michael F. Angelo (Director)

It is anticipated that Mr. Angelo will become a director of the Company shortly after the Merger.  He has been a Senior Architect at NetIQ Corporation since August 2005.  From October 2003 to August 2005, Mr. Angelo was a Security Architect and Manager, Government Engagements SBU with Microsoft Corporation.  From January 1989 to October 2003, Mr. Angelo was a Staff Fellow at both Hewlett Packard Company and Compaq Computer Corp.  Mr. Angelo also served as Senior Systems Programmer at the John von Neumann National Supercomputer Center from September 1985 to July 1989.  He was the chairman of the National Institute of Standards and Technology, Board of Assessment for Programs/National Research Council Sub-Chairman, Security Review Committee, for 2000-2001 and 2002-2003 fiscal years, and a technology contributor and participant on the U.S. Commerce Department’s Information Systems Technical Advisory Council (ISTAC), from 1999 to the present.  Mr. Angelo was named a distinguished lecturer for 2005 and 2006 by Sigma XI, the Scientific Research Society.  He currently holds 47 patents, most in the area of security and authentication, and was also named the 2003 Inventor of the Year for the City of Houston by the Houston Intellectual Property Lawyers Association.

Scott C. Taylor (Director)

It is anticipated that Mr. Taylor will become a director of the Company shortly after the Merger.  Mr. Taylor has been the Vice President, Corporate Legal Services for Symantec Corporation (NASDAQ: SYMC), the global leader in consumer and enterprise security and availability software solutions, since February 2007.  From January 2002 to February 2007, Mr. Taylor worked for Phoenix Technologies Ltd, a public (NASDAQ: PTEC) software and firmware company.  Prior to 2002, Mr. Taylor has worked at Narus Inc, Symantec Corporation, Pillsbury Madison & Sutro LLP (now Pillsbury Winthrop Shaw Pittman LLP), ICF Incorporated (now ICF Consulting) and the U.S. Securities and Exchange Commission in various roles.  Mr. Taylor has been admitted to practice law in the State of California since 1993 (bar number 164668) and is an advisory Board Member at Langtech (IT infrastructure consulting and outsourced management).  He is the Co-chair of General Counsel Committee (and former board member)of the Silicon Valley Campaign for Legal Services and maintains a Top Secret security clearance with the U.S. Government.  Mr. Taylor has a B.A. in International Relations from Stanford University and a J.D. from George Washington University (Journal of International Law and Economics).

Significant Employees

Sameer Mathur (Vice President – Corporate Development and Marketing)

Mr. Mathur has been the Vice President, Corporate Development and Marketing for VirnetX since April 2006.  From March 2004 to April 2006, Mr. Mathur was Product Line Manager for SonicWALL Inc (NASDAQ: SNWL), a leading provider of Internet security solutions.  From April 2003 to March 2004, Mr. Mathur was Senior Product Manager for Zone Labs Inc, a leading provider of Internet security software.  From June 1996 to April 2003, he was Senior Product Marketing Manager of Phoenix Technologies Ltd, a public (NASDAQ: PTEC) software and firmware company.  Prior to June 1996, Mr. Mathur has worked in various engineering and marketing roles for OEC Japan, IBM Japan and Pertech Computers Ltd. Mr. Mathur has a B.S. in Engineering from Gujarat University, India.

Kathleen Sheehan (Vice President – Administration and Human Resources)

Ms. Sheehan has been the Vice President, Administration and Human Resources for VirnetX since Feb 2006.  From September 2004 to February 2006, Ms. Sheehan focused on pre-incorporation activities related to VirnetX.  From September 2002 to September 2004, Ms. Sheehan was a Property Manager for JBD Properties, a real estate company.  Prior to September 2002, she worked for Armen and Associates as an Executive Recruiter.  She has also worked at CHW Advertising (Senior Director of Human Resources), Modis/SAP (Human Resources and Office Manager) and as an Executive Recruiter for top level Executives in the E-Commerce & Advertising industry.

Robert Dunham Short III (Chief Scientist)

Mr. Short has been the Chief Scientist for VirnetX since May 2007.  From February 2000 to April 2007, Mr. Short was Assistant Vice President and Division Manager at Science Applications International Corporation (“SAIC”) (NYSE: SAI), a leading provider of services and solutions to all branches of the U.S. military, agencies of the Department of Defense, the intelligence community, the U.S. Department of Homeland Security and other U.S. Government civil agencies, as well as to customers in selected commercial markets.  From 1994 to February 2000, he also held various other positions at SAIC.  Prior to SAIC, he has also worked at ARCO Power Technologies, Inc. (Atlantic Richfield Petroleum), Sperry Corporate Technology Center and Sperry Research Center.  Mr. Short is named as a co-inventor on all the patents in the VirnetX patent portfolio.  He holds a TS/SCI security clearance.  He has a Ph.D in

Electrical Engineering from Purdue University along with M.S. in Mathematics and a B.S. in Electrical Engineering from Virginia Tech.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only limited resources. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.  However, upon consummation of the Merger, we anticipate that our Board of Directors will be comprised of three qualified independent directors and we will ultimately form standing audit, nominating and compensation committees.

Board of Directors’ Meetings

During our fiscal year ended December 31, 2006, we did not hold any meetings of the Board of Directors.

Director Independence

Although VirnetX is currently a privately-held corporation and after the proposed Merger will continue to be a privately held corporation and a wholly-owned subsidiary of PASW, since the directors elected to VirnetX’s Board will also serve on the Board of Directors of PASW, it is our intention that three of the nominees presented for election to the Board, Scott C. Taylor, Michael F. Angelo and Thomas M. O’Brien, will qualify as “independent” directors under the applicable definition of the Nasdaq Global Market (“Nasdaq”) listing standards, so that a majority of the members of PASW’s Board are “independent.”  Although PASW’s securities are not currently traded on an exchange or on Nasdaq, which would require that PASW’s Board of Directors include a majority of directors that are “independent,” management has elected to do so anyway as part of its corporate governance policies.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s fiscal year ended December 31, 2006, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The goals of our executive compensation program are to attract, retain, motivate and reward executive officers who contribute to our success and to incentivize these executives on both a short-term and long-term basis to achieve our business objectives.  This program combines cash and equity awards in the proportions that we believe will motivate our executive officers to increase shareholder value over the long-term.

Our executive compensation program is designed to achieve the following objectives:

•

to align our executive compensation with our strategic business objectives;

•

to align the interests of our executive officers with both short-term and long-term shareholder interests; and

•

to place a substantial portion of our executives’ compensation at risk such that payouts depend on both overall company performance and individual performance.

Executive Compensation Program Objectives and Framework

Our executive compensation program has two primary components:  (1) base salary, and (2) equity grants.  Base salaries for our executive officers are a minimum fixed level of compensation consistent with or below competitive market practice.  Equity grants awarded to our executive officers are designed to ensure that incentive compensation is linked to our long-term company performance, promote retention and to align our executives’ long-term interests with shareholders’ long-term interests.

Executive compensation is reviewed annually by our Board of Directors, and adjustments are made to reflect company objectives and competitive conditions.

Role of Our Compensation Committee

As the Company does not have a Compensation Committee, the independent directors of the Board of Directors oversee the Company’s executive compensation program.  In this capacity, the individual directors review compensation levels of executive officers, evaluate performance of executive officers, and consider management succession and related matters.

Current Executive Compensation Program Elements

Our executive compensation program consists of the elements described in the following sections.  The Board of Directors determines the portion of compensation allocated to each element for each individual Named Executive Officer.  Our Board of Directors expects to continue these policies in the short-term but will reevaluate the current policies and practices as it considers advisable.

The Board of Directors believes based on their general business and industry experience and knowledge that the use of the combination of base salary and long-term incentives (including stock option or other stock-based awards) offers the best approach to achieving our compensation goals, including attracting and retaining talented and capable executives and motivating our executives and other officers to expend maximum effort to improve the business results, earnings and overall value of our business.

Base Salaries

Base salaries for our Named Executive Officers are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual and other primarily judgmental factors deemed relevant by the Board of Directors.  Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy.  Base salaries for our Named Executive Officers are reviewed annually or at other appropriate times by the Board of Directors and may be increased from time to time pursuant to such review and/or in accordance with guidelines contained in the various employment agreements in order to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Long-term Incentive Equity Awards

Upon closing of the Merger we intend to adopt the VirnetX 2005 Stock Option Plan (“VirnetX 2005 Stock Plan”), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-qualified stock options to eligible employees and consultants of the Company and non-employee directors of the Company.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and the four other most highly compensated executive officers unless certain performance and other requirements are met.  Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program (including the stock options and other awards that may be granted to our Named Executive Officers as described above) satisfies the requirements for exemption from the $1,000,000 deduction limitation.  However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible.  The Board of Directors will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of the Company and its stockholders.

Compensation of Company Executive Officers and Directors

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the three most recently completed years by our Chief Executive Officer and our other most highly compensated executive officers whose total compensation during the year ended December 31, 2006 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other compensation ($)	Total ($)
Glenn P. Russell Chairman and CEO	2006 2005 2004	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
William E. Sliney President, CFO and Secretary	2006 2005 2004	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	$30,000(1) $30,000(1) $30,000(1)	$30,000(1) $30,000(1) $30,000(1)

(1)  Since February 2007, Mr. Sliney has received $10,000 per month for his services as President, Chief Financial Officer and Secretary of the Company.

Option Equity Awards at end of Last Fiscal Year

None of the Company Executive Officers held any options or other equity awards at the end of our fiscal year ended December 31, 2006.

Director Compensation

None of our directors received any compensation for service as a director of the Company during our fiscal year ended December 31, 2006.

Employment Contracts

None of our Executive Officers has an employment agreement with the Company.

Compensation of VirnetX Executive Officers and Directors

Summary Compensation Table

In connection with the consummation of the Merger, we anticipate that VirnetX’s current President and Chief Executive Officer will become the President and Chief Executive Officer of the Company.  In addition, it is also anticipated that Mr. Sliney, who currently serves as our President, Chief Financial Officer and Secretary, will continue as our Chief Financial Officer after the consummation of the Merger.  The following table sets forth the compensation earned for services rendered to VirnetX, since inception, by our Chief Executive Officer, whose total compensation during the year ended December 31, 2006 exceeded $100,000.  There were no other named executive officers during that year.  All information relating to option awards assumes consummation of the Merger and exchange of VirnetX Options for PASW Options.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other compensation ($)	Total ($)
Kendall Larsen President	2006 2005(1)	$237,039 --	-- --	-- --	$7,665 --	-- --	-- --	-- $399,960(2)	$244,704 $399,960

(1)

From inception of VirnetX in August 2005 until December 31, 2005.

(2)

Represents the notional dollar value of stock grants to Mr. Larsen during the period.

Outstanding Equity Awards at end of Last Fiscal Year

The following table provides information as to options held by each of the named executive officers of VirnetX at December 31, 2006.  The figures set forth in the table reflect the anticipated exchange of VirnetX Options for Company Options upon the consummation of the Merger.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kendall Larsen	124,548	0	--	$0.08029	March 22, 2016	--	--	--	--

On March 23, 2006, Kendall Larsen was granted VirnetX Options, which will be exchanged for Company Options to purchase 124,548 shares of the Company’s Common Stock at an exercise price of $0.08029 per share.  In addition, Mr. Larsen hold restricted shares of VirnetX Common Stock purchased at $0.0001 per share, granted October 14, 2005, all of which are fully vested which will be exchanged for 4,981,916 shares of the Company’s Common Stock.

Director Compensation

VirnetX has historically not paid any of its directors for their services as directors.  After the Merger, the Company intends to compensate its non-employee directors at competitive rates.

Employment Contracts

Mr. Larsen and each of VirnetX’s significant employees intend to enter into employment contracts with VirnetX.

Stock Option Plan

On April 17, 1998, the Company adopted an Equity Incentive Program (the “Plan”).  Under the Plan, the Company may grant incentive stock options, non-statutory stock options, stock appreciation rights, stock bonuses and rights to acquire restricted stock to employees, directors, and consultants of the Company (except for incentive stock options which may only be granted to employees).  The number of shares of Common Stock reserved for issuance under the Plan is 451,740 shares.  As of December 31, 2006, there were no outstanding options or rights under the Plan.  Effective upon the closing of the Merger, the Company will adopt the VirnetX 2005 Stock Plan (the “VirnetX Plan”) to replace its Plan.  The total number of shares of Common Stock reserved for issuance under the VirnetX Plan will be 34,873,408 after giving effect to the Merger exchange ratio adjustment, of which there will be 13,015,254 shares remaining available for future grants after giving effect to the options exchanged in the Merger and the new hire options currently committed to be granted shortly after the Merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the consummation of the Merger the Company will assume that certain Advisory Service Agreement dated November 6, 2006 by and between VirnetX and MDB Capital Group LLC, as amended by the terms of that certain Release Agreement between the same parties, which is expected to be executed prior to the closing of the Merger.  MDB Capital Group is an existing stockholder of VirnetX (and anticipated stockholder of the Company) and its affiliates include Anthony DiGiandomenico and Robert Levande, each of whom is an existing stockholder of VirnetX (and anticipated stockholders of the Company).

Additionally, in connection with the consummation of the Merger, we anticipate that we will enter into the following agreements and transactions with certain of our anticipated directors, executive officers and 5% stockholders:

Indemnification Agreements

We expect to enter into Indemnification Agreements with each person who becomes one of our directors or officers in connection with the consummation of the Merger, pursuant to which, among other things, we would indemnify such directors and officers to the fullest extent permitted by Delaware law, and provide for advancement of legal expenses under certain circumstances.

Registration Rights Agreement

Effective as of the Closing Date of the Merger, we will enter into the Registration Rights Agreement with all of the persons who were issued shares of our Common Stock in the Merger (for purposes of this discussion only, each a “Securityholder” and collectively, the “Securityholders”).

Pursuant to the Registration Rights Agreement, commencing six months after the closing of the Merger, the Securityholders have a one-time right to request the Company to register for resale the shares of Common Stock held by such persons.  The Company is required to cause each such registration statement filed as a result of such requests to be declared effective under the Securities Act as promptly as possible after the filing thereof and to keep such registration statement continuously effective under the Securities Act until the earlier of (i) the date when all shares of the Common Stock included in the registration statement have been sold; (ii) the date that the all of shares of the Common Stock can be sold pursuant to Rule 144; and (iii) one year from the effective date of such registration statement.

Additionally, the Registration Rights Agreement provides the Securityholders with “piggyback” registration rights such that at any time there is not an effective registration statement covering the Common Stock described above and the Company files a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company is required to send notice to the Securityholders of such intended filing at least 20 days prior to filing such registration statement and shall in such registration statement, register all Common Stock requested to be registered.  Such “piggyback” registration rights shall not be applicable to the filing of the first registration statement filed by the Company in connection with the public offering in which Gilford Securities, Incorporated (“Gilford”) is expected to be the managing underwriter (“Gilford Offering”); provided, however, that the Holders of the San Gabriel Shares (as defined below) shall be entitled to include their San Gabriel Shares for resale in the Gilford Offering so long as (1) such shares shall not be included as part of the underwritten offering of primary shares by the Company without the Company’s consent, (2) Gilford approves the inclusion of such San Gabriel Shares in such Gilford Offering, (3) each such holder shall enter into Gilford’s form of lockup agreement as and to the extent requested by Gilford, which may require that all of the San Gabriel Shares held by such holder not be sold or otherwise transferred without the consent of Gilford for a period not to exceed 180 days from the closing of the offering contemplated by the Gilford Offering, and (4) if the Company is advised by the staff of the SEC that it is not eligible to conduct the offering under Rule 415 promulgated under the Securities Act because of the number of shares sought to be included in the Gilford Offering, then the Company may reduce the number of San Gabriel Shares covered by the Gilford Offering to the maximum number which would enable the Company to conduct such offering in accordance with the provisions of Rule 415 and all of such San Gabriel Shares shall be removed from such Gilford Offering to the extent that, in the good faith judgment of the underwriters, the inclusion of such San Gabriel Shares would jeopardize or substantially delay the Company’s ability to have such Gilford Offering declared effective by the SEC.

The Registration Rights Agreement contains a cut-back provision, whereby, in the event the SEC requires the Company to reduce the number of shares of Common Stock which may be included in any registration statement to register shares of Common Stock other than the shares issued by the Company in a primary offering, the Company, unless otherwise prohibited by the SEC, shall reduce the Common Stock held by the Securityholders that is being registered for resale.

Each Securityholder shall also indemnify the Company, its directors, officers, agents and certain other control persons against damages arising out of or based upon: (i) such Securityholder’s failure to comply with the prospectus delivery requirements of the Securities Act or (ii) such Securityholder’s provision of any untrue or alleged untrue statement of a material fact to be contained in any registration statement or prospectus, or arising out of or relating to any such Securityholder’s omission or alleged omission of a material fact required to be stated therein or necessary to make the statements contained in such registration statement or prospectus not misleading.

Lock-Up Agreements

Effective as of the Closing Date of the Merger, we anticipate entering into a Lock-Up Agreement (the “Lock-Up Agreement”) with certain of the persons who were issued shares of our Common Stock in the Merger and to all persons who were issued options in the Merger to purchase shares of our Common Stock (for purposes of this discussion only, each a “Stockholder” and collectively, the “Stockholders”), pursuant to which we imposed certain restrictions on the sale of our Common Stock or any securities convertible into or which may be exercised to purchase any shares of our Common Stock acquired in connection with the Merger, by each Stockholder, for a period of at least 12 months after the consummation of the Merger (the “Restriction Period”).  If, within nine months following the consummation of the Merger, the shares of our Common Stock issued in connection with the Merger and upon conversion of the promissory notes issued to San Gabriel Fund, LLC (the “San Gabriel Shares”) have not been registered, pursuant to a registration statement filed with the SEC under the Securities Act, the Restriction Period shall be extended until such time that the San Gabriel Shares (or a portion thereof) have been available for sale pursuant to an effective registration statement or Rule 144 under the Securities Act for a period of three months.  If only a portion of the San Gabriel Shares have been made available for sale, than the transfer restrictions imposed by the Lock-Up Agreement shall be released with respect to a percentage of each Stockholder’s securities equal to the percentage of the total number of San Gabriel Shares that can be sold.

The Lock-Up Agreement will be terminated as of any date on or after the expiration of the Restriction Period if the holders of the San Gabriel Shares do not elect to include all San Gabriel Shares in a registration statement or have not exercised their right to demand registration of the San Gabriel Shares, as provided under the Registration Rights Agreement (discussed above).  Additionally, the Lock-Up Agreement provides that the Stockholders may sell or transfer their securities in a private sale or transaction during the Restriction Period, however such transferred securities shall remain “restricted securities” and shall be bound by the terms of the Lock-Up Agreement.

Other Agreements

Further, by virtue of the consummation of the Merger, we specifically assumed or directly or indirectly succeeded to that certain Advisory Service Agreement dated November 6, 2006, as amended by that certain Release Agreement which is expected to be executed prior to the closing of the Merger (as so amended, the “MDB Service Agreement”) by and between VirnetX and MDB Capital Group LLC, a direct 5% stockholder of the Company and whose principals include Greg Bailey and Robert Levande, each of whom are direct 5% stockholders of the Company and Anthony DiGiandomenico, who is also a direct stockholder of the Company.

Transactions Between the Company and the Promoter

Prior to the Merger, the Company utilized the office space and equipment of its then officer, William E. Sliney, at no cost. Management estimates the value thereof to be immaterial.

Other Related Party Transactions

Reference is made to the MDB Service Agreement described in the “Other Agreements” section above.

By Order of the Board of Directors

June 22, 2007